SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: 22 August 2011
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐     Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐     No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
News Release

August 22, 2011
Gold and silver to generate up to 50% of total annual revenues at Ivanhoe Mines’ Oyu Tolgoi Project during early mining
from gold-rich open-pit mine now under construction
Combined Asia-Pacific mining interests
rank Ivanhoe among world’s largest gold companies
ULAANBAATAR, MONGOLIA — Ivanhoe Mines’ Chief Executive Officer and founder Robert Friedland said today that the recent start of pre-stripping of the open-pit that will mine the gold-rich Southern Oyu and Central Oyu deposits serves to underscore the early gold production potential of the company’s Oyu Tolgoi Project in southern Mongolia.
“The recent sharp increases in gold and silver prices have reinforced the importance of having a multi-commodity deposit such as Oyu Tolgoi,” Mr. Friedland added.
“While copper is Oyu Tolgoi’s most important metal over the longer term life of the mine, gold and silver are major contributors to the launch of value building during the project’s initial years of mining. Revenues from gold and silver will have a significant positive effect on lowering the average cash cost to produce a pound of copper during the first five years of mining at Oyu Tolgoi.”
Using current prices of approximately US$1,850/ounce for gold, US$42/ounce for silver and US$4.00/pound for copper, the estimated annual contribution of gold and silver to total revenue in the first five years of production from the open-pit mine at Oyu Tolgoi would average 44%, with a peak of 53%. The estimates are from the May 2010 Integrated Development Plan (IDP-10), an independent, NI 43-101 Technical Report.
Based on IDP-10’s assumed long-term price of US$850/ounce for gold, US$13.50/ounce for silver and US$2.00/pound for copper, the estimated annual contribution of gold and silver would include peaks of 50% and average 35% of Oyu Tolgoi’s total revenues during the first five years of mining.
Oyu Tolgoi’s average annual metal output during the first 10 years of commercial production is expected to exceed 650,000 ounces of gold, three million ounces of silver and 1.2 billion pounds (544,000 tonnes) of copper. Peak annual gold production is expected to reach approximately 1.1 million ounces in year seven.
Mineralization in the Southwest Oyu open-pit deposit is characterized by high gold content, with gold-copper ratios (grams of gold per tonne to % copper) of about 1:1 in the main part of the deposit, rising to 3:1 in the core of the system and at depth. Development of the open pit will progressively encompass the Southwest and South Oyu deposits, known as Southern Oyu, and the adjacent Central Oyu Deposit.

Mr. Friedland said that the open-pit mine is the last major element of the first phase of the Oyu Tolgoi mining complex to begin development as work continues around the clock for the expected start of test production next year.
“Gold-rich ore from the open pit will be the primary feed to the processing plant during Oyu Tolgoi’s first five years of production of gold, copper and silver. With overall mine construction quickly advancing toward 50% completion, Oyu Tolgoi’s phase-one mine is on track to begin initial production from the open pit in late 2012 and to ramp up to commercial production in the first half of 2013.”
At current metal prices, Oyu Tolgoi would have negative cash costs to produce copper
At current gold and silver prices, IDP-10 estimated that Oyu Tolgoi would have negative total cash costs of seven US cents per pound to produce a pound of payable copper in the first five years of production. Total cash costs include mine-site costs and all treatment, refining, transport and royalty costs arising from product sales.
Using the base-case scenario’s long-term prices of US$2.00/pound for copper, US$850/ounce for gold and US$13.50/ounce for silver, IDP-10 estimated that Oyu Tolgoi’s total cash costs in the first 10 years of production would be 45 cents (US) per pound of payable copper produced, after gold credits.
Initial ore production from the phase-two Hugo Dummett underground block-cave mine, being developed in conjunction with the phase-one open pit, is scheduled to be introduced to the concentrator in 2015 and to significantly boost overall copper, gold and silver production at Oyu Tolgoi. Based on resources identified to 2010, IDP-10 projected 59 years of production under the report’s life-of-mine scenario. Ongoing exploration has reported additional discoveries that are continuing to expand the resources at Oyu Tolgoi.
Current independent estimates of Oyu Tolgoi’s resources put the Measured and Indicated gold resources at almost 21 million ounces, plus an additional 25.4 million ounces in Inferred resources, based on a 0.60% copper equivalent (CuEq) cut-off.
Gold resources expanding at Ivanhoe’s Kazakh and Australian subsidiaries
Mr. Friedland said other projects in Ivanhoe Mines’ portfolio of investments also have significant gold resources that are being prepared for production. Combined gold ounces at Oyu Tolgoi and at Ivanhoe’s principal interests — Altynalmas Gold and Ivanhoe Australia — total more than 30 million ounces in Measured and Indicated resources and an additional 31 million ounces in Inferred resources. These combined resources rank Ivanhoe Mines among the world’s largest gold companies.
Altynalmas Gold, which is 50%-owned by Ivanhoe Mines, recently reported an updated mineral resource consisting of 6.2 million ounces of gold in Indicated resources, plus an additional 3.6 million ounces in Inferred resources (based on a cut-off grade of 3.0 grams per tonne gold), at its Kyzyl Gold Project in northeastern Kazakhstan. Details of Altynalmas Gold’s Mineral Resources are contained in Ivanhoe Mines’ news release dated August 3, 2011.
Ivanhoe Australia, which is 62%-owned by Ivanhoe Mines, has assembled a significant package of copper and gold projects in the highly mineralized Cloncurry district, near Mount Isa, in northwestern Queensland. Exploration successes so far have established a portfolio of gold, copper, molybdenum and rhenium mineral resources that the company plans to process at the Osborne concentrator, which is part of the mining complex acquired from Barrick Australia in 2010. Ivanhoe Australia’s combined NI 43-101-compliant gold resources total 2.9 million ounces in Indicated resources, plus an additional 2.8 million ounces in Inferred resources, based on a 0.30% copper equivalent (CuEq) cut-off.

Qualified Person
Disclosures of a scientific or technical nature in this release have been reviewed by Stephen Torr, P.Geo, an employee of Ivanhoe Mines and a Qualified Person as defined by National Instrument 43-101.
About Ivanhoe Mines
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold-silver mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 62% interest in Ivanhoe Australia (TSX & ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Information contacts
Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.331.9830
Forward-looking statements
This news release contains forward-looking statements. Forward-looking statements are statements that relate to future events such as estimated copper, gold and silver production at Oyu Tolgoi. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These include statements regarding Oyu Tolgoi’s expected production of silver, gold, copper and molybdenum; and statements regarding the expected start of test production and commercial production. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results almost always will vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Readers are referred to the sections entitled “Risk Factors” in Ivanhoe Mines’ periodic filings with Canadian and US Securities Commissions.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: 22 August 2011	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary